SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)





NAME OF ISSUER:      Mellon Bank Corporation


TITLE OF CLASS OF SECURITIES:   Mellon Bank Corporation Common
                                Stock




CUSIP NUMBER:        585509-100





Check the following box if a fee is being paid with this
statement: [   ]

CUSIP NO.  585509-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.    IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting      330,000
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting  1,335,000
                        Power

                   (7)  Sole
                        Dispositive      331,000
                        Power

                   (8)  Shared
                        Dispositive    1,435,000
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person    3,388,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     5.31
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)


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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Mellon Bank Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   One Mellon Bank Center
                   Pittsburgh, PA  15258

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and Subsidiaries
                   (including but not limited to the
                   Subsidiaries of The Boston Company, Inc.) as listed on Exhibit I

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Mellon Bank Corporation Common Stock

Item 2(e)   CUSIP Number:

                   585509-100

Item 3             If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)    [ ]  Broker or Dealer registered under
                        Section 15 of the Act.
            (b)    [ ]  Bank as defined in Section 3(a)(6) of
                        the Act.



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SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [ ]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [x]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:            3,388,000 *
             *See Exhibit II (A) and (C)

        (b)  Percent of class:                          5.31

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:               330,000

         (ii)     Shared power to vote
                  or to direct the vote:          1,335,000

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:            331,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:          1,435,000

Item 5  Ownership of Five Percent or Less of a Class:

             N/A



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SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of both Mellon
             Bank Corporation and Subsidiaries (including but not limited to the Subsidiaries of The Boston
             Company, Inc.) as noted on Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 8, 1994

MELLON BANK CORPORATION


By /s/ Michael E. Bleier
   Michael E. Bleier
   General Counsel


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


                           EXHIBIT I



The shares reported on the attached Form 13G are held by the following Subsidiaries of Mellon Bank Corporation (including but not limited to the Subsidiaries of The Boston Company, Inc.) as marked:


(A)     X    Boston Safe Deposit and Trust Company
             Boston Safe Deposit and Trust Company of California
             Boston Safe Deposit and Trust Company of New York
        X    Mellon Bank, N.A.
             Mellon Bank (Delaware) National Association
             Mellon Bank (MD)

(B)          Franklin Portfolio
             Laurel Capital Management
             Mellon Capital Management Corporation
             Mellon Equity Associates
             The Boston Company Advisors, Inc.
             The Boston Company Financial Strategies, Inc.
             The Boston Company Institutional Investors, Inc.












        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."






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


                           EXHIBIT II



(A) Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.






















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